

14005323

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

SEC

REGULATION A OFFERING STATEMENT Mail Processing

UNDER THE SECURITIES ACT OF 1933 Section

MAY 0 6 2014

Washington DC

StepOne
402

Personal Health, Inc.

(Formerly: "Biohub, LLC")

Commission File Number: 0001606811

Delaware

UNITED STATES:

StepOne Personal Health, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

<u>8099– Health and Allied Services, Not Elsewhere Classified</u>   <u>90-0785095</u>

(Primary Standard Industrial   (I.R.S. Employer Identification Number)
Classification Code Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Craig Brandman, MD StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Chief Executive Officer
Mr. Jeff Gary StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Senior Vice President of Business Development
Ms. Chelia Potts Laurance StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Director of Operations
Mr. Gregg Hill, MS, PAC StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Director of Clinical Services
Ms. Edwina Rains StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Director of Provider Relations

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the StepOne Personal Health, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. David Clymer (1) (2)	Preferred Common	0% 25%
Mr. Craig Brandman (3) (4)	Preferred Common	0% 26.5%
Mr. Steven Thomas (5) (6)	Preferred Common	0% 12.5%
Mr. Ferris Taylor (7) (8)	Preferred Common	0% 5%
Ms. Chelia Potts (9) (10)	Preferred Common	0% 5%
Alternative Securities Markets Group (11) (12)	Preferred Common	0% 05%

(1) Mr. David Clymer is an Advisor of StepOne Personal Health, Inc.
(2) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(3) Mr. Craig Brandman is the Chief Executive Officer of StepOne Personal Health, Inc.
(4) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(5) Mr. Steven Thomas is an Advisor of StepOne Personal Health, Inc.
(6) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(7) Mr. Ferris Taylor is an Advisor of StepOne Personal Health, Inc.
(8) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(9) Ms. Chelia Potts is the Director of Operations of StepOne Personal Health, Inc.
(10) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(11) Alternative Securities Markets Group is an Advisor to StepOne Personal Health, Inc.
(12) Mailing Address is: Alternative Securities Markets Group, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

StepOne Personal Health, Inc.
(Formerly: BioHub, LLC)
509 South Wall Avenue
Joplin, Missouri 64801
Phone: (650) 529-0801
http://www.StepOneHealth.com

Alternative Securities Markets Group
U.S. Bank Tower
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Mr. Bo Sartain
Haynes and Boone Law Firm
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: (214) 403-8039
Website: www.haynesboone.com

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) through (m)   None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to StepOne Personal Health, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

4

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

Remainder of Page Left Blank Intentionally

StepOne

Personal Health, Inc.

(Formerly: "BioHub, LLC")

<u>Corporate:</u>

StepOne Personal Health, Inc.

509 South Wall Avenue

Joplin, Missouri 64801

http://www.StepOneHealth.com/

Phone: (650) 529-0801

<u>Offering / Investors:</u>

StepOne Personal Health, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd,

Suite 450

Beverly Hills, California 90210

http://www.AlternativeSecuritiesMarket.com

(213) 407-4386

Best Efforts Offering of 8,400 9% Convertible Preferred Stock Units

Preferred Stock Shares having a market value of up to

$2,100,000

Offering Price per 9% Convertible Preferred Stock Unit: $250.00 (USD)

See: Details of the Offering

Maximum Offering: 8,400 9% Convertible Preferred Stock Units

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 10.**

We are offering a maximum of 8,400 9% Convertible Preferred Stock Units (the "Securities"). **The proposed sale will begin upon receipt of qualification from the SEC.** The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	------	$250.00	$0.00	$250.00
Total Minimum	001	$250.00	$0.00	$250.00
Total Maximum	8,400	$2,100,000.00	$0.00	$2,100,000

1) We are offering a maximum of 8,400 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 53 pages.

The date of this Offering Circular is May 1st, 2014.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Online Medical Technologies Industry Risks

Online Medical Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Medical Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Online Medical Technologies Market Conditions such as oversupply of related products or a reduction in demand for Online Medical Technologies products in the areas in which the Company's Products and Assets are located, competition from other Online Medical Technologies Companies, and the Company's ability to provide adequate Online Medical Technologies Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product operations and the local market conditions.

Because Online Medical Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our technology channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Medical Technology Industry;
- Our ability to continuously offer new and improved products and services;
- Our ability to maintain sufficient production capacity for our products and services;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products and services;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Medical Technology Industry;
- The level of consumer acceptance of our products and services;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product and services offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of Online Medical Health products and services, and to sustain its profitability through a business strategy focused on increasing sales through existing supply channels, selectively expanding its products and services network, increasing sales through newly formed partnerships (traditional and non-traditional), developing innovative new products and services, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

Development Stage Business

The Company was originally formed as "BioHub, LLC" in May of 2010 in the State of Delaware. The Company converted to a Delaware Stock Corporation and changed its name to "StepOne Personal Health, Inc" in April of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that StepOne Personal Health, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $2,100,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Online Medical Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with services suppliers. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Medical Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Craig Brandman, the Company's Chief Executive Officer; Mr. Jeff Gary, the Company's Senior Vice President of Business Development; Ms.Chelia Potts Laurance, the Company's Director of Operations; Mr. Gregg Hill, the Company's Director of Clinical Services; and Ms. Edwina Raines, the Company's Director of Provider Relations.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $250,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of April 1st, 2014 the Company's Managers owned approximately 32.5% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 32.5% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open

Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

Remainder of Page Left Blank Intentionally

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 8,400 9% Convertible Preferred Stock Units are being offered to the public at $250 per 9% Convertible Preferred Stock Unit. A minimum of $250,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,100,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $250,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at *http://www.AlternativeSecuritiesMarket.com*.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **StepOne Personal Health, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $2,100,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	$2,100,000	100%	$250,000	100%

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	$105,000	5%	$12,500	5%

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

<u>Executive Summary</u>

Your Health, Our Mission....

The year 2013 ushered in a new era highlighting the public's intrest around healthcare and personal control of individual healthcare choices. Arguably, healthcare delivery, financing and education has been the most emotionally charged issue over the past year with the passage, and now the implementation, of the Affordable Care Act creating a demand for primary care services that far and away outstrips the capacity. *StepOne Personal Health's* mission is to deliver a better experience for consumers while easing the burden on an already taxed healthcare system. StepOne Personal Health is the virtual destination for consumers trying to understand and make a positive impact on their health using state of the art technology to deliver a more satisfying and proactive experience, while engaging individuals in the active participation of their health needs.

Our platform connects individuals to health products, services and experts with easy and convenient tools highly desired by this new generation of health consumers. Today's health consumer is continuously increasing their interest and engagement in improving health and optimizing their health, especially if dealing with chronic disease or trying to prevent it. There is an increasing shift toward complementary, integrative and holistic approaches to health - as well as the historically traditional approaches to healthcare. Under our innovative model, StepOne Personal Health has created a virtual health platform to promote functional and preventive medicine offerings in a HIPAA compliant, consumer centric, and easy-to-use environment.



StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

The Market Problem

The Affordable Care Act (ACA) of 2010 brought with it as much confusion as clarity to a population trying to understand the basics of a new law that will ultimately affect every single person in our country. This new law will unavoidably drive health plans and care delivery systems toward efficient *medical homes* centered on and around primary care services and disease prevention. The current, and soon to be overwhelming shortage of available primary care physicians will place new demands on the marketplace and create opportunities in healthcare as never seen before. The need for technology and efficiency in the traditional system, along with consumer demand for **access** and **service,** creates the optimal environment for rapid growth of StepOne Personal Health's platform and suite of products, services and professionals.

The shift from traditional Western medical approaches to more holistic, complementary and social aspects of healthcare and community has contributed to an increasing demand for these primary care resources and services. StepOne Personal Health has developed and deployed a reliable **destination** to meet the demands of those individuals that want to be enlightened and engaged consumers.

Nearly all consumers are now familiar with leveraging online resources for services and products and they'll naturally rely on the Internet for their basic healthcare needs. This is especially true in the wellness and chronic disease areas. Individuals will search for information, want to log results and personal history, shop for services and products, as well as research health concerns. StepOne Personal Health is about delivering to that consumer an easy, secure, and personal set of health resources and tools, which allow them to better manage and maintain their health and healthcare finances.

Beginning in the late 1960s, initial efforts toward the development of a *Patient Centered Medical Home* (PCMH) evolved with the goal of improving health outcomes by offering comprehensive preventative modalities, medical education and healthcare services. The goal assumes that the execution of a comprehensive, collaborative and team-based approach to healthcare will guide enthusiastic and engaged patients to become personally invested in their health, thereby placing the individual at the **center** of the model and **integrating** his or her multiple healthcare *"touch-points."*

The problem of fully delivering on this model has been the lack of successful strategies to engage consumers and to help enable the identification of "at risk" individuals for chronic metabolic disease, while providing individuals with reliable and convenient access to information, resources and services, thereby allowing individuals to own their health and, therefore, they can address issues quickly

when they arise. The true portability of health information (the *Patient Record*) has been elusive until the recent advent of cloud computing technology and integrated information systems, now allowing consumers to participate, manage and effectively "own" their health information.

StepOne Personal Health Business Description

Dr. Craig Brandman and David Clymer founded StepOne Personal Health in the fall of 2012 to address the challenges and deliver on the opportunities that have accompanied the multitude of changes within the healthcare services sector.

Three tenets, **action, empowered engagement and trending success**, culminate into the StepOne Personal Health embodiment known as the "*Science of You*."

As identified in our market problem on the prior page, the *Patient Centered Medical Home* model is the foundation of our platform, including a cooperative team-based approach utilizing coordination and communication tools crucial to this collaborative effort. StepOne Personal Health has designed and developed portable, desktop and state-of-the-art mobile technology tools that integrate these new and innovative health and wellness offerings.

This consumer centric approach enables the individual to take charge of their health and wellness, providing a comprehensive, integrated suite of health and wellness goods and services and drawing from the expertise of our carefully selected health providers, a multitude of health topic experts and. Additionally, *StepOne Personal Health Enterprise Solutions* extends the same consumer centric model in a customized employer benefits group offering, leveraging the financial and productivity return of a healthy and inspired team of employees.

With StepOne Personal Health's proven consumer centered health record, StepOne Personal Health is able to deliver results-based data, trending results over time and improving individual compliance while lowering overall healthcare costs to the consumer and the US health burden overall.

Statement Regarding Use of Investment Proceeds

Second to our human capital, StepOne Personal Health's most valuable asset is our technological interface and database housing HIPAA compliant and private consumer data. This data is owned by the consumer and our technology assets accommodate ease in procuring health information and disseminating such information with the touch of a finger. To fully realize the power of this model and to bring our development enhancements to completion will require additional

20

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

funding. Proceeds from our successful fund raising will be used for technology development, service oriented architecture, launch of our social media and networking marketing and messaging campaign and employee compensation.

Barriers to Entry and Market Competitors

The appetite for consumer health tools, accompanied by the acceleration of smartphone and cloud computing technology, have presented the health and services delivery landscape with a multitude of solution vendors. There are many direct-to-consumer lab providers, but they typically use a glorified "physician's office" platform that utilizes the mega-lab's antiquated technology.

While these solutions attempt to differentiate themselves based on tecnological advances that have captured the attention and picqued the interest of health consumers, StepOne Personal Health is the only integrated, end-to-end solution with consumer driven labs and diagnostics, board certified medical educators, a retail online mall representing vetted health and wellness consumer products and services, and a fully integrated personal health record database with a consumer dashboard that is enabled to capture personal information from over forty-five health devices such at FitBit and Jawbone through our integaration of https://validic.com/.

Traditional healthcare continues to silo and ignore the ownership and portability of health information. StepOne Personal Health differentiates from the competition through a proprietary platform where all the pieces are already connected before the consumer gets there. Everything is connected through StepOne Health's database, automatically populating the individual record and seamlessly trending new data against previous experience.

Management Organization

StepOne Personal Health employs a wide range of human, intellectual and physical assets to fully perfect and execute their integrated model, from cooperating partnerships supplying critical labs and diagnostics to our knowledgeable and dedicated staff of clinical experts, board certified medical practitioners and operational experts in the area of health services management, delivery, financing and analytics. A short description of this team of seasoned professional follows:

- **Craig Brandman, MD, President and CEO** - Dr. Brandman is a UCLA trained cardiologist. After practicing in the San Francisco Bay Area for many years, Dr. Brandman became a successful entrepreneur in and out of the healthcare industry. For more than 20 years, Craig has brought his comprehensive knowledge of the business of medicine, the clinical

requirements of daily practice, and the benefits of technology to health care organizations. Craig was co-founder and CEO of MEDILINQ in addition to creating two other companies including LawPlus, which provided communications solutions to the legal community; and GryphonCA, which provided secure communications solutions to the health care and legal services industries. Before developing these successful companies, Craig was Managing Partner responsible for all clinical services and initiatives for a $65 million physician-management services organization. He has first-hand knowledge of medical transcription, and has harvested its benefits to produce cost-savings for several organizations. Craig received his MD from the SUNY-Downstate Medical Center in New York, and his postgraduate training in Cardiology at the Harbor General Campus of UCLA Medical Center in Los Angeles. Craig is also our Chief Medical Officer and oversees all medical policy and review as well as the oversight of our medical professionals.

- **David Clymer, SVP Strategic Initiatives** - David began his career as a regional lab provider in Missouri in 1993. David created MyMedLab, allowing consumers to make informed health care choices for themselves and their families. In 2004 industry leading health providers and the power of the internet took MyMedLab nationwide to becaome one of the first direct-to-consumer lab services in the nation. David still maintains his capacity as CEO of MyMedLab and supplies a critical back-end function and a valuable strategic partnership. David graduated from Southeast Missouri State University.

- **Tamara Hall, RN, MBA, COO** - Tamara has over twenty years of implementation and growth strategy including, cross-functional management experience, including clinical, operational, multi-site call center, strategic, and financial expertise. Most recently, Tamara served as COO of Health Equity and prior to that she held the position of Executive SVP for Health Dialog, leading the design, development and implementation of the organization's services, including operational infrastructure, service design and expansion, and system platform database architecture and user-specific login and interface. Tamara has strong expertise in employee growth and development, including expanding from 30 employees to 1,500+ in 5 years implementing a concept of growth from within where 75% of call center directors and managers started with positions supporting customers on the phone. Her expertise won Health Dialog acclaims as the *Best Nursing Employer* in the state. Tamara has also led numerous start-ups through rapid growth and expansion phases, managed implementation of key strategic alliances, and headed up programs that represent the mission

of healthcare delivery change. Her work has spanned a variety of organizations and mergers including, her own Wellness Consulting group focusing on large employers such as DuPont (Employee Wellness Program Health Horizons) in Louisiana, Humana (Acquisition and Women Health Transition Team), CareLink and Tokos (Perinatal Telephonic Support Services), and most recently Health Dialog (Informed Health Consumer Services). Ms. Hall earned a baccalaureate degree in nursing from Louisiana State University and a master's in business administration from Boston University.

- **Damon Ramsey, MD, Technologist** - Dr. Ramsey began his career in information technology at the age of eight. He was one of the youngest Microsoft Certified Systems Engineers in the world at 12 years old and following a successful career in IT consulting and software engineering at Vancouver-based Unisoft, he went on to pursue his medical degree at McMaster University as the youngest member of his class. Dr. Ramsey is committed to empowering providers and consumers with the technology they love to use. He is the technology lead on an electronic trauma health record (eTHR) that is collecting life-saving data in the Western Cape of South Africa. He has also been an instrumental in building the data platform for StepOne Personal Health. Damon holds his CCFP license and actively practices medicine in Vancouver, Canada. He is an associate clinical instructor at the University of British Columbia. He serves in the IT Committee of the Vancouver Division of Family Practice advocating for meaningful EMR adoption. He regularly speaks, writes and consults on health technology topics. Damon is highly skilled in software development and systems architecture, service oriented architecture as well as media and web technologies, database design, systems design, and multi-tier application development.

- **Ferris Taylor, MBA, Affordable Care Strategic Liason** - Ferris is currently the Vice President of Strategy and Planning for Arches Health Plan, a nonprofit health insurance company and CO-OP owned solely by its members for the purpose of participation under the Affordable Care Act. Taylor has more than 30 years of experience in health care, technology and consulting services. Ferris is responsible for StepOne Personal Health strategic planning as it relates to the new legislation under the Affordable Care Act. Taylor founded Pragmatic Health Care Solutions, a health care strategy and marketing consulting firm and from 2003 to 2008, Taylor was vice president of strategic marketing and payer market strategy for Ingenix (now Optum),one of the industry's largest health information technology companies and part of UnitedHealth Group. Additionally, Taylor has also served as the marketing and information services executive for Harvard

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

Community Health Plan, now HPHC and as vice president of marketing and planning for North Shore Medical Center in Salem, Mass, the six community hospital system of Partners Healthcare. A graduate of Brigham Young University in nuclear physics with a minor in Spanish, Taylor holds an MBA with an emphasis in finance and quantitative economics. He is also a graduate of the GHAA/AHIP Executive Program in Managed Care from the University of Missouri.

- **Brett Trusko, Strategic Advisor** – Brett is the Executive Director of the Texas Institute for Smart Health at Baylor College of Medicine in Houston, Texas. He spends his time finding ways to use innovation and technology to streamline the healthcare experience. He understands health at the level of the data. More. Brett's passion is uncovering the patterns in data that can connect the pieces together. His field of informatics is driving a health revolution by letting real people track changes in their health over a lifetime.

- **Jeff Gary, SVP, Business Development** - Jeff is a senior healthcare executive with over 20 years of experience in the health care industry. Jeff was the founder and principal owner of Stratabex LLC, a healthcare business development and consulting firm focused on innovation, quality, and revenue growth and trend mitigation solutions. Jeff is instrumental in developing pipeline strategies in the enterprise arena with medium to large employer groups. Jeff specializes in working with large self-insured employer groups as they are uniquely positioned to take advantage of the StepOne Personal Health service offerings outside the traditional fee-for-service delivery model.

- **Gregg Hill, MS,PA-C, Director of Clinical Services** - Gregg is a business and healthcare professional with more than 25 years of experience in business process development, patient care and health organization creation. Prior to his role at StepOne Health, Gregg was one of the founding members, practicing physician assistant and analytics lead for Crossover Health, developing and launching workplace health centers and systems for Apple Computer, Facebook and Applied Materials in the Silicon Valley area. Gregg has specific expertise in EMR migration technologies including training and development for Kaiser Permenante's Health Connect system born in 2007. Gregg has additional deep knowledge in emerging market business systems as a consulting manager for Accenture in Houston, providing client financial due diligence pursuant to Accenture's IPO in 2002. Gregg currently holds his board certification as a Physician Assistant, and is the director for StepOne Health's clinical development standards, consumer messaging, clinical staffing and management of a team of professionals, executing virtual consumer health and wellness services.

- **Cheryl Lawson, MBA, Director of Social Marketing** - Cheryl Lawson brings corporate marketing, entrepreneurial acumen and deep social media marketing and public relations expertise to StepOne Health. Cheryl has been a member of the StepOne Health team since it's inception and will join the company as Director of Communications in 2014. As Communications Director, Cheryl leads the company's PR, social media marketing, and community management initiatives. In addition, she is responsible for developing the company's media and blogger outreach efforts. Before joining StepOne Health, Cheryl served as marketing manager for Fleetwood Enterprises. As marketing manager, Cheryl was in charge of creating the RV division's digital content. Before Fleetwood, Cheryl was a District Manager for General Motors' Pontiac Division. During her ten-year career with GM, Cheryl led corporate to dealer communications in several major markets. Cheryl is the founder of social marketing firm Party Aficionado, LLC where she helps small businesses create social marketing strategies and PR plans. In 2010, Cheryl founded Social Media Tulsa a group that has now become the area's most active social media community. At Social Media Tulsa, Cheryl uses social media, conferences, meetups, and tweetups to connect the areas bloggers, and digital marketing enthusiasts with thought leaders and technology companies from around the globe. Cheryl is a believer in personalized health and advocates for more consumer-focused discussions online and during conferences. Cheryl holds a BA from Southern University in Baton Rouge and a MBA from Nova Southeastern University. She is a marketing course developer for the University of California's Extension Center where she created the course curriculum for the programs social media marketing course among others. Cheryl continues to serve as adjunct professor at UCR.

- **Edwina Rains, Director of Client Services** - Edwina is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in affecting tight information exchange with the insurance clearinghouse and third-party administrators. Edwina has developed the StepOne Personal Health process for client billing and assurance that all consumers enjoy the highest level in client satisfaction.

Additional Key Resources

- CCHR - StepOne Personal Health prefers to engage our customers not as "patients" (implying a diseased state), but as engaged, empowered participants "owning" their HIPAA compliant portable consumer health record. The cornerstone of our non-human critical resources includes a

fully operational, stable and integrated **consumer centric health record** (*CCHR*) and a simple to use dashboard that allows our consumers to purchase products, request labs and enjoy personalized services in the online mall. While most health data intake methods confuse and frustrate the consumer, our approach to health data generation is through ease of use devices, personalized questionnaires, and interactive content suited to the health needs of the consumer (See Figure 2).



(Figure 2)

- **People** - Our technological assets are accompanied by a staff of board certified physicians, physician extenders, nurses, practioners, New York Times Best Seller authors and subject matter experts, alliances with strong production valued health educational videos and literature represented by celebrity trainers, as well as an interactive suite of tools available both in mobile and desktop format.
- **MyMedLab** - StepOne Personal Health has an exclusive arrangement with MyMedLab, Inc to provide the front-end component for consumer driven labs and diagnostics. With this simple tool, consumers can privately and easily choose their labs and diagnostics with simple to use online guidance materials. MyMedLab utilizes the major national lab service providers and the system maintains > 99% uptime, further bolstering the confidence of our consumers.

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

- **Social Media** - StepOne Personal Health is acutely sensitive to accessing new markets through social and viral online initiatives. To acheive this effort, StepOne Personal Health has partnered with Cheryl Lawson to help with messaging and consumer reach. This may be one of the most important channels as businesses that understand the potential in effective marketing and communications through social channels are poised to succede is broadening otherwise unattainable markets.
- **SOA** – StepOne Personal Health employs *Service Oriented Architecture* to collaborate with our developers to assemble the final product prior to production. Our Technology Development Lead, Dr. David Ramsey is responsible for keeping our development team on task. The team includes 3 developers in Vancouver, Canada with an additional resource in Houston, Texas.

Products and Services

The StepOne Personal Health platform allows for easy integration of services and products and is continually expanding it's offerings as new and improved tools, technology and devices come available. As demand for products and services arises SOPH will conitune to expand and compliment it's portfolio of services.

StepOne Personal Health recognizes the importance of our market segmentation and, therefore, has identified **5 discrete channels** under which we deliver our goods and services.

A. **Direct to Consumer Channel (DTC)**
- *Lab, Imaging and diagnostic services.* Through our exclusive partnership with MyMedLab, StepOne Personal Health allows our customers to order initial or follow-up lab testing and other diagnostics while educating themselves about their person health. The comprehensive marketplace of over forty national reference labs and other diagnostic service providers enable the opportunity for custom-designed panels that can help guide consumers in a safe, responsible manner.
- *Telehealth* - Live consumer lab reviews provided by board certified physicians and physician extenders. All StepOne Personal Health's consumers have the opportunity to choose an expert from the SOPH panel and establish a one on one educational encounter to discuss lab specifics and health education. This information allows the consumer to prepare for their physician visit and maximize the opportunity to optimize outcomes.
- *The StepOne Experience* - For too long the old system put all the resources at the wrong end of the health care experience, once you

get sick. The new laws were written to focus on awareness and early detection, but offering more services only helps if people use them. Finding these services, connecting them together, and bringing them to you is the mission of StepOne Health. This advanced group of tests includes the same 65 health values used in a yearly checkup or insurance physical. It combines the General Health Screen including 30 tests with two other individual tests evaluating common health concerns like Anemia and Infection (CBC), Abnormal Protein, glucose levels (UA).

- *Assurant* – Assurant, a niche-market provider of insurance products as partnered with StepOne Personal Health on their RightStart® Association program, a retail defined benefit offering for lab services, among other health related offerings. This is a Direct to Consumer retail card purchased in retail stores that allows the consumer to receive a General Health Screen, CBC, and Urinalysis.

- *The Thyroid Experience* – *New York Times Best Seller* Thyroid author Mary Shomon created this 4 test panel of MUST KNOW NUMBERS for everyone with thyroid symptoms or family history. These tests create a foundation for tracking your personal thyroid numbers over a lifetime. Personalize the numbers with additional tests to make a panel unique to you. When complete, purchase time to review your numbers and history with Mary and other health experts to prepare for your next doctor visit. This panel includes a TSH, Free T4, Free T3 and a Thyroid Peroxidase AB (TPO).

- *The Vitamin D Experience* - The Vitamin D Experience combines two Vitamin D 25 Hydroxy blood tests (before/after) drawn at a local lab in the U.S or collected at home internationally with an advanced form of a Vitamin D supplement. Often overlooked, Vitamin D is an important nutrient involved in many of the body's normal functions. We naturally obtain vitamin D from sunlight and foods in our diet, but how do you know your body is maintaining a healthy level? The answer is to stop guessing and start testing. The Three Easy Steps of "The Vitamin D Experience:

  i.   The consumer creates a starting point with the before test and we provider the digital lab order.
  ii. The consumer Starts using the 60-day supply of Micellized Vitamin D3 received in the mail. This advanced natural form of vitamin D is better absorbed than oil or pill forms. The tasteless Vitamin D drops easily dissolve into morning coffee, juice or water and are taken for the next 40 days.
  iii. See the difference with the supplied after test, drawn at the same lab around 40 days after the first. Results are then

available within about 5 days in the private health record.

- **Beyond Cholesterol Experience** – Includes an NMR Test, a Live Result Review, and the Health Record to track progress. Our CEO, Dr. Craig Brandman, Cardiologist and digital health pioneer participates in the review process along with our board certified medical team. This virtual heart health experience creates the starting point for the individual's personal health journey. It's a revolutionary way to know numbers, understand risks, and begin tracking how health changes over a lifetime. When results are complete, the consumer can choose a time to speak with one of our experts. Their job is to answer questions, review numbers with the consumer in real time and prepare them for their next provider visit. The NMR LipoProfile test is an advanced test evaluating the risk of a heart attack or stroke using nuclear magnetic resonance (NMR) to provide a direct measurement of LDL particle number and size of LDL particles, as well as direct measurement of HDL and VLDL. This health information allows the doctor to make more personalized treatment decisions than only relying on standard lipid profile testing.

- **Vitamin B Methylation** – Informed consumers are ever searching for ways to optimize and understand their health. Methylation is a key biochemical process that is essential for the proper function of almost all body systems. It occurs billions of times every second and is key in the repair of damaged DNA. Most importantly, it controls homocysteine (an unhealthy compound toxic to blood vessels) while helping to recycle molecules needed for detoxification. B vitamins are instrumental in ensuring these systems run smoothly. Without enough of these vitamins, the process of methylation breaks down with catastrophic consequences. The Methylation Experience includes a genetic profile, a general health screen, a complete blood count, a homocysteine level and a comprehensive review with former professional athlete and vitamin/methylation specialist Regina Brugh designed to clarify and offer improvement modalities.

- **Food Allergy Experience** – The Gluten Sensitivity Basic was designed to be an extensive evaluation for the presence of Celiac Disease. Celiac Disease, also called gluten-sensitive enteropathy, is a condition where when you eat foods with gluten, your immune system responds by damaging the small intestine. Gluten is a protein in wheat, rye and barley. It is found mainly in foods but may also be in other products. The initial test results will be used to establish your *baseline data* used for comparison to future results. This profile includes Anti-Transglutaminase Antibodies (tTG IgA, tTG IgG), anti-Endomysial Ab (Endomysial IgA) and Immunoglobulin A (Total IgA) and a personal review with a board certified medical provider.

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

- *Food Allergy Experience* – Food allergies can often place undue strain and stress on the human body. More and more consumers are taking steps to protect themselves and make appropriate nutrition choices based on improved food allergy testing. StepOne Personal Health offers several options for consumers to participate in this testing and educational program. Our tests examine either 96 or 184 food, molds and inhalant allergy markers from Alletess, the respected leader in food allergy testing and a review with a nutrition and health expert.

- *Plavix Testing* – Plavix (clopidogrel) is an antiplatelet agent used to inhibit blood clots in coronary artery disease, peripheral vascular disease, and cerebrovascular disease. Several studies have demonstrated the importance of CYP2C19 genotyping in patients using Plavix up to 14% of patients are at high risk of treatment failure because they have lower levels of the active metabolite of Plavix and less inhibition of platelets and, therefore a nearly 3½ times greater risk for major adverse cardiovascular events such as death, heart attack, and stroke. StepOne Personal Health has partnered with SmartDNA to provide the backend testing for this critical anamoly. Many offerings are complementary to other offerings and the Plavix testing is a perfect companion to the AliveCor product highlighted in the reseller channel section.

- *Hormone Banking* – StepOne Personal Helath has created a simple way for women of all ages to get the answers they need. The HormoneBank panel includes five of the most valuable hormone numbers. The panel is available at over 2000 locations nationwide without the cost or inconvenience of a doctor's visit just to have blood drawn. Panel includes Estradiol, Progesterone, Testosterone, AM Cortrsol, TSH, General Health Screen, CBC, Urinalysis.

- *Testosterone Experience* – Testosterone is extremely important for a man's health and overall well being. It can help prevent osteoporosis, determine your amount of muscle mass, control overall mood and perhaps most importantly act as a vital component to a healthy sex life. The first step is taking the "Am I testosterone deficient?" quiz in the platform link. The next step is to get an objective measure of current levels. An accurate evaluation measures both the Total and Free Testosterone that exists in the blood. Free Testosterone numbers are the most important because they tell how much is available for use by the body. Bound testosterone is not available to boost libido because it is not free to do so. Abnormal levels can initially be discussed with one of our professionals and the consumer is always ultimately advised to consult from the primary care provider.

- *PMS Relief Experience* – Progesterone, which plays a crucial role in brain function, is often called the "feel good hormone" because of its

mood-enhancing and antidepressant effects and it helps to balance estrogen hormones relieving many women from the undesireable effects from PMS and menopause symptoms. Women who complain about anxiety and irritability often notice that a corrected balance of the ratio of progesterone and estrogen vastly reduces or eliminates these feelings. The consumer sends a saliva test on day(s) 14, 21, 28 of her cycle. The progesterone product is a topical preparation and the panel includes: Progesterone Saliva, Estradiol Saliva, General Health Screen, CBC, Urinalysis, Review with Expert and Progesterone cream. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal progesterone preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.

- **Consumer Marketplace** - A robust technological platform has been developed and deployed exclusively for StepOne Personal Health consumers allowing a first-ever integrated, comprehensive health experience. We refer to this interface as an online "mall" that aggregates all of our best-in-class goods and services including a "suite" of personal health offerings assessing critical health components. These care packages, or what we call "experiences," are built to find and fix specific health issues like vitamin deficiencies, food allergies and risks for chronic disease. The consumer can select from any one of these experiences to participate in lab testing, personal trending and education and an opportunity to utilize cutting-edge nutrition, supplementation and topical preparations with never before seen success in health measures.

- **Autism Health Services** - The StepOne Personal Health autism program was born out of this significantly underserved market. There is a compelling argument for improved testing, education and direction for the parents of autistic children, delivering services in a compassionate and responsible manner.

- **Anemia Experience** – Anemia, a condition in which the body does not have enough healthy red blood cells to adequately deliver oxygen to human tissues. Anemia invokes exhaustion and a general lack of physical and mental energy. There are a variety of anemia types each having its own cause. Anemia can be temporary or long term, and it can range from mild to severe. Our general health screen identifies lab

mood-enhancing and antidepressant effects and it helps to balance estrogen hormones relieving many women from the undesireable effects from PMS and menopause symptoms. Women who complain about anxiety and irritability often notice that a corrected balance of the ratio of progesterone and estrogen vastly reduces or eliminates these feelings. The consumer sends a saliva test on day(s) 14, 21, 28 of her cycle. The progesterone product is a topical preparation and the panel includes: Progesterone Saliva, Estradiol Saliva, General Health Screen, CBC, Urinalysis, Review with Expert and Progesterone cream. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal progesterone preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.

- *Consumer Marketplace* - A robust technological platform has been developed and deployed exclusively for StepOne Personal Health consumers allowing a first-ever integrated, comprehensive health experience. We refer to this interface as an online "*mall*" that aggregates all of our best-in-class goods and services including a "suite" of personal health offerings assessing critical health components. These care packages, or what we call "experiences," are built to find and fix specific health issues like vitamin deficiencies, food allergies and risks for chronic disease. The consumer can select from any one of these experiences to participate in lab testing, personal trending and education and an opportunity to utilize cutting-edge nutrition, supplementation and topical preparations with never before seen success in health measures.

- *Autism Health Services* - The StepOne Personal Health autism program was born out of this significantly underserved market. There is a compelling argument for improved testing, education and direction for the parents of autistic children, delivering services in a compassionate and responsible manner.

- *Anemia Experience* – Anemia, a condition in which the body does not have enough healthy red blood cells to adequately deliver oxygen to human tissues. Anemia invokes exhaustion and a general lack of physical and mental energy. There are a variety of anemia types each having its own cause. Anemia can be temporary or long term, and it can range from mild to severe. Our general health screen identifies lab

into exchanges in multiple states.

C. Reseller Channel (RSL)

- **Genetic Testing** - StepOne Personal Health is a preferred provider and strategic partner to SmartDNA, a genetics research and testing specialist out of Melbourne Australia. StepOne Health believes the future demand in the pharmacogenetic testing space is in its infancy. Our partnership with SmartDNA provides the opportunity to participate in one of the most valuable and exciting new health services available to consumers world-wide, many which are currently clinically relevant and under-deployed.

- **ProActive** Health Education specializing in high-quality media and educational tools by America's top fitness trainers targeting, not only wellness programs, but specific disease management programs for issues such as diabetes and heart disease.

- **Liposomal Vitamin C** Scientific evidence clearly shows the use of High-Dose Vitamin C Therapy to be extremely successful in treating patients with various illnesses. At least 300 functions in the human body depend on adequate levels of Vitamin C, starting with the manufacture of collagen, a protein substance found in skin, ligaments, bones, and many other body tissues. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal vitamin C preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.

- **AliveCor** delivers the first of its kind portable handheld ECG machine that works with today's iPhone or Android devices. AliveCor has been showcased at many health events, has been used in practice to recognize acute heart attacks and has been the feature subject of Emmy Award winning CNN health correspondent Sanjay Gupta, MD's health technology program. Celebrity cardiologist Eric Topol has used this handhelp device on more thast one occasion to identify an acute heart attack on a major airline, influencing an emergency landing to quickly get these people to first-responders.

D. Expert Review Channel (REV)

- **Expert Review Services** - StepOne Personal Health offers personal, private and confidential expert review services to accommodate the

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

needs of the consumer on their schedule. While this review is not
meant to be a substitutioin for the consumer's primary care visit with
their healthcare provider, our seasoned and board certified
practitioners can field specific or general health questions, help with
identifing individual risk factors while helping to create a responsible
action plan. This service is meant to complement the consumer's
primary provider and provide a highly desired platform for information
and idea exchange.

E. **Enterprise Channel (ENT)**
   - **Enterprise** - StepOne Personal Health has employed the seasoned
     skills and expertise of Jeff Gary to deliver the same consumer centric
     model in a customized, employer benefits group offering, leveraging
     the financial and productivity return of a healthy and inspired
     workforce. StepOne Personal Health can help achieve employer
     health group goals by working with corporate benefits teams to identify
     risks, deliver preventive services and maximize the corporate
     healthcare spend.

F. **Virtual Concierge Services (PRO)**
   - ***Provider and Concierge White-Label Services*** – One of the most
     exciting aspects of StepOne Personal Health's value proposition is to
     offer services that are complementary to the primary care services and
     the professional resources already existing in the consumer's
     environment. Independent physician group practices currently struggle
     to provide safe and comprehensive health services to their patients
     while still remaining profitable. It has become evident that the future of
     healthcare will rely on measurable patient outcomes as opposed to
     fee-for-service. With StepOne Health's white-label services and our
     unique virtual destination, physician groups and individual medical
     services providers can leverage StepOne Health's suite of online
     resources including integrated lab and diagnostic connections, health
     trackers, risk assessment modules and access to professional
     resources for new and unique consumer offerings. To effectively share
     information and make prositive differences in consumer health requires
     an exchange of information and a cooperating partnership with a
     variety of health professionals. StepOne Health accommodates this bi-
     directional relationship with cooperating partners wishing to serve their
     patient base in a truly comprehensive manner.

In addition to the channels identified above, StepOne Personal Health is
continually developing new products and services that provide additional added
value. The year 2014 will see the roll-out of compelling new products including a

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

Women's Health program addressing female hormone management, Men's Health as it relates to testosterone and it's role in healthy aging, designer supplements that encourage maximum tissue absorption and additional strategic partnerships, especially in the area of corporate and consumer services.

Distinctive Competencies

StepOne Personal Health takes pride in being the first to deliver a truly integrated and comprehensive offering that provides longitudinal support to each and every consumer. StepOne Personal Health accomplishes this by placing the consumer at the center of their health experience. A consumer centric model allows for a personally relevant approach to product and service selection. All StepOne Personal Health team members are located in the continental United States and work as a team under general guidelines, allowing our health providers to autonomously educate consumers based on their specific expertise and the specific consumer goal.

Statement Regarding the Internal Controls Surrounding the Operating Process

Within this document, StepOne Personal Health has identified and made best efforts to ensure complete, unambiguous representations and, under the SEC rules, a safe-harbor provision should be emphasized as StepOne Personal Health has made these business and financial projections and forecasts in good faith and represent our approach to asset utilization, business operations and controls simply as follows:

We are committed to operating under an environment whereby maximum stakeholder value is achieved and key investors are maximally protected wile delivering the best possible experience to our consumers in a safe and efficient manner. StepOne Personal Health is committed to act as a fiduciary for all investment partners and works continually under the provisions of Safe Harbor Statutes.

Recognizing this business imperative is crucial to our growth and ultimate success of this new model. To achieve this goal, StepOne Personal Health has identified a snapshot of our **functional business areas**:

1. **Business Development and Sales** - StepOne Personal Health BD is overseen by our Chief Executive Officer, Craig Brandman, MD and executed by Jeff Gary, the SVP of Business Development. Sales revenue is derived through a combination of online direct-to-consumer products and services as well as corporate employee assistance contracts that deliver to the core business pipeline as well as repeat consumers who are fully engaged with the

platform. Particular attention is paid to maintaining SLAs (service level agreements) to our customers and enterprise clients. While Craig assumes overall responsibility for the sales and BD efforts, he is assisted by his team of medical providers, and subject matter experts to help educate and assist clients and consumers on the ground level. Under this model, consumer liaisons can help with guidance, suggesting further products and services to create value for our clients.

2. **Marketing, Communications and Social Messaging** - Another of StepOne Health's core competencies is our unique position in the area of marketing and communications. StepOne Personal Health engages with social and marketing experts to accommodate the broadest reach of likely target consumers with the most succinct message for maximum draw. Bi-weekly meetings ensure that our message is direct, timely and relevant, possesses a strong social presence and is actionable. We have found through our strategic communications relationships that all current successful marketing/communications initiatives largely depend on the ability of an organization to position its marketing and communications programs squarely within a social context, thereby maximizing the appreciation within our market recognizing current attitudes, news and trends.

3. **Product and Service Delivery** - StepOne Personal Health leverages robust health information and data warehousing with a simple and elegant front-end to provide an intuitive, easy-to-use portal as an effective tool in consumer engagement. David Clymer, SVP of Strategic Initiatives and StepOne Personal Health Partner has developed innovative approaches to health information collection, delivery and storage that has dramatically lowered health costs and given consumers direct access to the same health information once only available to doctors and insurance companies. Leveraging more than 22 years of laboratory services experience, David created one of the first "direct to consumer" lab services in the country that is an integral resource to the StepOne Personal Health value proposition. StepOne Personal Health has also committed to the development of a domestic call center and fulfillment capability as we see these functions as a core competency, assuring top level service delivery and an additioinal means for revenue generation.

4. **Business Operations and Audit** - StepOne Personal Health employs tight internal controls to ensure our product and services are delivered continually and on-demand at a competitive price. Additionally, all operations must be maintained under an environment of strict privacy protecting consumer specific health information while effectively and efficiently ensuring the maintenance and dissemination of claims data to insurance companies and cooperating health partners. Edwina Rains, Director of Client Services is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in

affecting tight information exchange with the insurance clearinghouse and third-party administrators.

5. **Finance and Accounting** – Our finance and accounting group ensures proper GAAP procedures are followed under a typical healthcare reimbursement environment.

6. **Planning and Analysis** - Our senior management team is continually soliciting business process improvement from all levels and functional members of our team. We've found that soliciting feedback from our internal team as well as responding to market and consumer demands allows us to ensure that strategic initiatives closely align with our mission, vision and values. Additionally, the analytical function assures the proper appraisal of past results and their importance in future strategic planning.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
    U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
    Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
    Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
    U.S. NASDAQ Market - 2016 or 2017
    Bermuda Stock Exchange Regulated Market - 2016 or 2017
    Frankfurt Stock Exchange Regulate Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $2,100,000

Company Structure

- Private early stage Medical Technology Company.

- Delaware Stock Corporation (Formed May of 2010).

- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized

- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.

- NO CURRENT Shares of Preferred Stock Issued or Outstanding. EIGHT THOUSAND FOUR HUNDRED Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.

- Eight Thousand Four Hundred 9% Convertible Preferred Stock Units Offered through this Offering.

- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One Hundred Common Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 8,400 9% Convertible Preferred Stock Units at a price of $250.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Medical Technology Business. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $250,000. The Company has established an Investment Account with First Republic Bank. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- o Company Founders & Current Shareholders   0%
- o New Shareholders   100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- o Company Founders & Current Shareholders   100%
- o New Shareholders   0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 8,400 9% Convertible Preferred Stock Shares Issued.

- **_Terms of Conversion or Repurchase by the Company:_**

    o   All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

    - YEAR 3: (Shareholder Conversion Option)

        - At anytime during the third year of the investment, the Shareholder may choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing.

        - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

    - YEAR 4: (Optional Conversion Option)

        - At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price _minus 2.5%_ of the Company's Common Stock at time of conversion / closing.

        - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

    - YEAR 5: (Optional & Mandatory Conversion Options)

        - _Optional_: At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price _minus 5%_ of the Company's Common Stock at time of conversion / closing.

        - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

        - _Mandatory_: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price _minus 5%_ of the Company's Common Stock at time of conversion / closing.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M.   Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

II.   TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in StepOne Personal Health, Inc.

The Company StepOne Personal Health, Inc. is a Delaware Stock Corporation.

Investment The Company's objectives are to:
Objectives

(i)   Growth of the Company through Improved Technology, Improved Services and additional locations for direct to consumer and direct to business sales

(ii)   Maintain a total internal rate of returns of 20%+ per annum.

Company Biographies of all Managers can be found starting on Page **44** of this Offering.
Managers

Minimum Capital Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock
Commitment Units.

The Offering The Company is seeking capital commitments of $2,100,000 from Investors. The securities being offered hereby consists of up to 8,400 9% Convertible Preferred Stock Units of the Company, priced at $250.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the
Mandatory third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:
Conversion

- **Year 3: (Shareholder Conversion Option)**

    Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing.

    The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

    Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing.

    The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

    Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.

    The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.

Investment Period

The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Company

There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).

Reinvestment

There may be chances for reinvestment.

Key Event

The following will constitute a Key Event:
- Bankruptcy of the Managing Member
- Death or disability to the senior member(s) of StepOne Personal Health, Inc.
- Other agreed upon events

Distributions

The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors

The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations

The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification

The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading

Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 509 South Wall Avenue, Joplin, Missouri 64801. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Craig Brandman, MD	Chief Executive Officer

Craig is a UCLA trained cardiologist. After practicing in the San Francisco Bay Area for many years, he became a successful entrepreneur in and out of the healthcare industry. He now lives in Palo Alto, California with his wife Dr. Deleys Brandman and their four teenaged daughters.

Craig's passion is streamlining the business side of health through providers. His work with the StepOne Health medical team and our growing group experts, is revolutionizing health care.

Mr. Jeff Gary	*Senior Vice President of Business Development*

Jeff has held the title of Chief Marketing Officer, Executive Vice President, and Director of Sales for many successful healthcare providers over the past twenty years. He has built a dynamic health consulting firm from the ground up and understands that the business of health is about relationships.

Jeff's passion is finding the best providers and helping them work together for the people. He knows that a vibrant marketplace where everyone competes for your business is what delivers the best solutions.

Ms. Chelia Potts	*Director of Operations*

Chelia has served the past ten years as Chief of Operations for MyMedLab while being a wife and mother of two teenage boys. She is today's sandwich generation coordinating the care for both her children and aging parents simultaneously.

Chelia's passion is redefining the user experience for women and their families. Her work has been instrumental in developing the user experience for StepOne Health. Her efforts to take control of her own health have improved and refined the StepOne Health experience.

Mr. Gregg Hill	*Director of Clinical Services*

Gregg is a Board Certified Physician Assistant, Health Coach, and nutrition expert living and working in Foothill Ranch, California. He has been a family and sports medicine practitioner with StepOne Health since its inception.

Gregg's passion is working toward an approach to health that blends traditional, complementary, and alternative medicine. He has been instrumental in how we help our users prepare to see their own doctor.

Ms. Edwina Raines	*Director of Provider Relations*

Edwina has worked in health care for nearly 30 years. As an administrator in an oncology office for the past twenty years, she has been in a position to make a difference for families during the most difficult time of their lives.

Edwina's passion is making the process of health a little easier and less stressful for families dealing with health issues. Her ability to navigate traditional health and insurance systems is an asset to StepOne Health and our users.

Mr. Steven J. Muehler   *Advisor / Shareholder*

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.com and at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.*   All Members of StepOne Personal Health, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of StepOne Personal Health, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. *Legal proceedings.* There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

45

ITEM 9. EXECUTIVE COMPENSATION.

In March of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of StepOne Personal Health, Inc. will be entitled to receive an annual salary of:

Mr. Craig Brandman, Chief Executive Officer	$108,000
Mr. Jeff Gary, Senior Vice President of Business Development	$80,000
Ms. Chelia Potts Laurance, Director of Operations	$65,000
Mr.Gregg Hill, Director of Clinical Services	$80,000
Ms. Edwina Raines, Director of Provider Relations	$65,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Mr. David Clymer	Direct	Preferred Shares (0%) Common Shares (25%)
Mr. Craig Brandman	Direct	Preferred Shares (0%) Common Shares (26.5%)
Mr. Steven Thomas	Direct	Preferred Shares (0%) Common Shares (12.5%)
Mr. Ferris Taylor	Direct	Preferred Shares (0%) Common Shares (5%)
Ms. Chelia Potts	Direct	Preferred Shares (0%) Common Shares (5%)
Mr. Jeff Gary	Direct	Preferred Shares (0%) Common Shares (3%)
Ms. Edwina Rains	Direct	Preferred Shares (0%) Common Shares (3%)
Mr. Greg Hill	Direct	Preferred Shares (0%) Common Shares (3%)
Mr. James Cunningham	Direct	Preferred Shares (0%) Common Shares (2.5%)
Alternative Securities Markets Group	Direct	Preferred Shares (0%) Common Shares (5%)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. David Clymer, a member of the Company's Board of Directors and Mr. Craig Brandman, the Company's Chief Executive Officer together own the majority of the issued and outstanding controlling Stock Units of StepOne Personal Health, Inc. Consequently these shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;

- Removal of any directors;

- Amendment of the Company's certificate of incorporation or bylaws; and

- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. David Clymer & Mr. Craig Brandman will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of EIGHT THOUSAND FOUR HUNDRED 9% Convertible Preferred Stock Units are being offered to the public at $250.00 9% Convertible Preferred Stock Unit. A Minimum of $250,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $2,100,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $250,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of April 1st, 2014 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of April 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, EIGHT THOUSAND FOUR HUNDRED shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of April 1st, 2014, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 10 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of April 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.

2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.

3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.

4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.

5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

Step One Health P&L

Revenue		2014
Review Channel	$	88,636
Direct to Consumer Channel		3,854,729
Reseller Channel		325,518
Provider Channel		267,875
Enterprise Channel		640,000
Accountable Care Services		0
Total Revenue	**$**	**5,176,758**
Cost of Goods Sold		
Review Channel	$	73,863
Direct to Consumer Channel		2,945,563
Reseller Channel		188,882
Provider Channel		160,725
Enterprise Channel		375,000
Accountable Care Services		0
Total COGS	**$**	**3,744,033**
Gross Margin	**$**	**1,432,726**
Operating Expenses		
Salaries	$	865,000
General and Administrative		138,400
Marketing / Communications		108,000
Physical Office Expense		75,000
Remote Office / Telecom		45,600
Dues and Subscriptions		12,000
Technology Expense		24,000
Service Oriented Architecture		120,000
Travel and Entertainment		120,000
E&O Insurance		45,600
Total Operating Expenses	**$**	**1,553,600**
Operating Profit	**$**	**(120,874)**
Operating Profit % of Net Revenue		**-2.33%**
Interest Expense		105,000
Taxes		0

Depreciation	30,000
Amortization	16,560
2014 NOI	$ **(272,434)**

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

StepOne Personal Health, Inc.

By: Mr. Craig Brandman

By: _____

Name: Mr. Craig Brandman
Title: Chief Executive Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: _____

Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

🔒 Document Reference: 665J32IPI2J2X4PIFJIFX8

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StepOne Personal Health
Party ID: NKNSJJIAA2SFVNUFA866EZ
IP Address: 108.192.98.87
VERIFIED EMAIL: drbrandman@steponehealth.com



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Alternative Securities Markets Group
Party ID: ECBDEDIRA4RTKMS2NTXNWW
IP Address: 75.82.187.226
VERIFIED EMAIL: legal@asmmarketsgroup.com



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Timestamp	Audit
2014-05-01 09:10:38 -0700	All parties have signed document. Signed copies sent to: StepOne Personal Health and Alternative Securities Markets Group.
2014-05-01 09:10:38 -0700	Document signed by StepOne Personal Health (drbrandman@steponehealth.com) with drawn signature. - 108.192.98.87
2014-05-01 09:00:58 -0700	Document viewed by StepOne Personal Health (drbrandman@steponehealth.com). - 108.192.98.87
2014-05-01 07:14:00 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.187.226
2014-05-01 07:13:29 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226
2014-05-01 07:13:28 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226



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